

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 23, 2008

<u>Via U.S. Mail and Facsimile</u>

Marvin F. Romanow
Executive Vice President and Chief Financial Officer
Nexen, Inc.
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re: Nexen, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 1-06702**

Dear Mr. Romanow:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                       Sincerely,

                                       H. Roger Schwall
                                       Assistant Director

cc: Marvin F. Romanow (403-699-5739)